Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Financial Calendar

Financial calendar for Marine Harvest ASA

FINANCIAL YEAR 2016

Quarterly Report - Q4 - 15.02.2017

FINANCIAL YEAR 2017

Quarterly Report - Q1 - 10.05.2017

Quarterly Report - Q2 - 24.08.2017

Quarterly Report - Q3 - 01.11.2017

Annual General Meeting - 01.06.2017

Please note that the financial calendar may be subject to changes.

This information is published pursuant to the requirements set out in the Continuing obligations.